787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 19, 2013

VIA EDGAR

Howie Hallock

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235

Post-Effective Amendment No. 55

Dear Mr. Hallock:

On behalf of the AQR Style Premia Alternative Fund (the “Fund”), a series of the AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment (the “Amendment”) No. 55 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on September 20, 2013. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Friday, August 16, 2013, regarding Post-Effective Amendment No. 52 to the Trust’s Registration Statement filed with the Commission on July 3, 2013 (the effective date of Post-Effective Amendment No. 52 was delayed until September 20, 2013 pursuant to Post-Effective Amendment No. 54 to the Trust’s Registration Statement filed on September 13, 2013). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

September 19, 2013

Summary Prospectus

Comment 1	Principal Investment Strategies: Please consider summarizing further and shortening the Principal Investment Strategies section.

Response

The Fund respectfully declines to make this change. Item 4(a) of Form N-1A requires the Fund to summarize how it intends to achieve its investment objectives by identifying its principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). The Fund respectfully submits that the summary principal investment strategy disclosure appropriately summarizes this information.

Comment 2	Investment Objective: Please further explain the concept of “positive absolute returns.”

Response

The Fund respectfully submits that the following disclosure further explaining the concept of “positive absolute returns” included in the “Details About the Fund” section of the statutory prospectus sufficiently explains this concept:

The use of the term “positive absolute return” is intended to distinguish the Fund’s investment objective from the relative returns sought by many other mutual funds. Funds seeking relative returns are generally managed with a goal of outperforming an index of securities or an index of competitive funds. As a result, even if these funds are successful in achieving their investment objectives, their investment returns will tend to reflect the general direction of the securities markets. A “positive absolute return” seeks to earn a positive total return over a reasonable period of time regardless of market conditions or general market direction. However, while seeking to generate positive performance over a multi-year period of time, the Fund may have positive or negative returns over shorter time periods.

Comment 3	Principal Investment Strategies: Please confirm that “interest rates” are a separate asset class and not subsumed within other asset classes.

Response

The Fund has changed all references to the term “asset class” to “asset group.” The Fund confirms that the “interest rates” asset group is separate from, and not subsumed by, the other asset groups in which the Fund invests. The Adviser will target a specific, separate criteria when investing in the “interest rates” asset group and the instruments used to gain exposure to “interest rates” will reflect this criteria.

September 19, 2013

Comment 4

Principal Investment Strategies: Please provide additional disclosure in the statutory prospectus describing how the Fund uses different styles and asset classes, but shorten the disclosure in the summary prospectus.

Response	The Fund has revised its principal investment strategy disclosure regarding styles and asset groups. See response 8 below.

Comment 5	Principal Investment Strategies: Please describe the use of particular derivatives in greater detail.

Response

The Fund respectfully declines to make this change. Detailed disclosure on the types of derivatives in which the Fund may invest and the Fund’s expected use of those derivatives is provided in the Fund’s prospectus. In particular, the first paragraph of the Principal Investment Strategies section (i) discloses that the Fund may use derivatives to gain exposure to asset groups instead of holding those assets directly and for hedging purposes and (ii) includes a detailed list of the particular derivative instruments that the Fund expects to use when implementing its investment strategy.

Comment 6	Principal Investment Strategies: Please confirm that the Fund will cover the full notional amount of a total return swap sold by the Fund or the Subsidiary.

Response

The Fund confirms that for total return swaps with physical settlement, the Fund will segregate an amount equal to the notional amount of the contract. For total return swaps that are cash settled, which are marked to market daily, the Fund will segregate assets equal to the mark-to-market value of the obligation.

Comment 7	Please specify the asset size range of the securities that comprise the Russell 1000® Index in the statutory prospectus or the statement of additional information as of a recent date.

Response	The requested change has been made.

Comment 8

Principal Investment Strategies: Please clarify in the summary prospectus and expand disclosure in the statutory prospectus regarding (i) the percentage of Fund assets will be allocated to each investment style, (ii) how re-ranking and rebalancing between the asset classes would be implemented and (iii) how long-term strategic risk weighting would be implemented.

Response

With respect to sub part (i) of the Staff’s comment, the Fund respectfully declines to make this change as the Fund does not set target percentages for the four investment styles. Rather, assets are allocated among investment styles and within asset groups based upon a long-term risk weighting (i.e., target volatility), which can result in varying exposures to the four investment styles over time, as opposed to an asset-based weighting.

September 19, 2013

With respect to subparts (ii) and (iii) of the Staff’s comment, the Fund responds by revising the sixth paragraph on page 2 of the Fund’s prospectus as follows (with conforming revisions to the Item 9 disclosure):

“The Fund is actively managed and the Fund’s exposures to Styles and Asset Groups will vary based on the Adviser’s evaluation of investment opportunities. Not all Styles are represented within each Asset Group; however, the Fund expects to maintain exposure to all four Styles to diversify risk and enhance return. The portfolio construction process is a bottom up systematic process which begins with the ranking of a universe of investments within each Asset Group based upon each applicable Style using multiple measures as discussed above (the “Style Portfolios”). When constructing a particular Style Portfolio, investments ranking near the top of the universe receive the largest “long” allocation among the universe and investments ranking near the bottom of the universe receive the largest “short” allocation among the universe. Once the Style Portfolios are constructed, the Adviser combines the Style Portfolios within each Asset Group using a long-term strategic risk weighting (i.e., weighting of the Style Portfolios within an Asset Group to seek to achieve a risk balanced weight of Styles within and across Asset Groups). Individual investments are sold or closed out in accordance with periodic re-ranking and rebalancing, the frequency of which is expected to vary depending on the Asset Group and the Adviser’s evaluation of certain factors including changes in market conditions.”

Comment 9	Principal Investment Strategies: Please simplify the definition of volatility.

Response	The Fund respectfully declines to make this change. The Fund submits that the definition of volatility is concise and understandable.

The Fund has included a definition of “volatility” in the “Principal Investment Strategies of the Fund” section of the summary and statutory Prospectus clarifying that volatility “is a statistical measure of the dispersion of returns of a security or fund or index, as measured by the annualized standard deviation of its returns. Higher volatility generally indicates higher risk.” The term “volatility” also is defined in the prospectus Glossary of Terms.

Comment 10(a)	Please provide an analysis of whether the 25% investment in the Subsidiary is considered a liquid investment.

Response

The Fund is the sole shareholder of the Subsidiary and is able to redeem its interest in the Subsidiary daily at the net asset value of those interests. Based on this ability, the Fund considers its investment in the Subsidiary to be a liquid investment.

September 19, 2013

Comment 10(b)

Cayman Subsidiary: Please confirm that the wholly-owned Cayman subsidiary of the Fund will be operated in the same manner as the other AQR Funds that utilize a wholly-owned Cayman subsidiary, including that the Cayman subsidiary will sign the registration statement of the Fund.

Response

The Fund confirms that its wholly-owned Cayman subsidiary will be operated in the same manner as the current wholly-owned Cayman subsidiaries of other AQR Funds. The Cayman subsidiary of the Fund confirms that it will sign the Fund’s registration statement with respect to information that specifically relates to the Cayman subsidiary.

Comment 11	Model and Data Risk: Please shorten the disclosure of the Model and Data Risk.

Response	The Fund respectfully declines to make this change as it believes that the Model and Data Risk disclosure includes important information for investors.

*  *  *  *  *  *  *  *  *  *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.

Nicole DonVito, Esq.

John Hadermayer, Esq.

Rose F. DiMartino, Esq.